August 8, 2014

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Correspondence filing related to AXA Equitable’s Post-Effective Amendment No. 3 (“S-3 Amendment”) to the Registration Statement on Form S-3 File No. 333- 195440

Dear Ms. White:

The purpose of this letter is to provide a response to the staff’s comments on the S-3 Amendment filed by AXA Equitable Life Insurance Company on August 5, 2014, as provided by telephone on August 6, 2014. We intend to file a post-effective amendment to the above-referenced Registration Statement to incorporate these changes and to include the consent of our independent registered public accounting firm. We first set forth each specific staff comment and then provide our response.

1.	Supplement, page 2

Regarding the bulleted item that states “This option generally offers greater upside potential, but less downside protection, at maturity than fixed indexed annuities, which provide a guaranteed minimum return.”:

(a)	Does this apply on any day during the course of a Segment as well as at maturity? If so, please indicate this.

Response 1 (a):

The sentence has been revised as follows:

“This option generally offers greater upside potential, but less downside protection, than fixed indexed annuities, both prior to and at maturity.”

(b)	For the same item, please explain what a fixed annuity is, and please state that fixed annuities are not offered through this prospectus.

Response 1 (b):

The following sentence has been added:

“Fixed index annuities, which are not offered under this Prospectus, generally provide index-linked returns up to a specified maximum crediting rate as well as a guaranteed minimum return.”

2.	Supplement, page 4

In the “Indices” section, please explain how a price return index differs from a total return index, and provide an example of a total return index.

Response 2:

The following paragraph is inserted as the second paragraph of the section:

“Please note that each Index is a price return index, which means that changes in the value of the Index are determined solely by changes in the price of each security included in the Index. By contrast, a total return index also includes the value of all dividends, interest, rights offerings or other distributions associated with each security included in the index. For example, the value of the S&P 500 Total Return Index incorporates dividends and other distributions by assuming that they are reinvested in the entire index.”

Tandy representations and a request for acceleration for effectiveness on August 18 will be made with the next post-effective amendment that we will file once comments have been cleared by the staff.

Please contact the undersigned at (201) 743-7174 and Dodie Kent at (212) 314-3970 or Christopher Palmer, Esq. of Goodwin Procter LLP at (202) 346-4253 if you have any questions or comments.

Very truly yours,

/s/ Richard Goldberger

Richard Goldberger

cc: Christopher E. Palmer, Esq.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

AXA Equitable Life Insurance Company

SUPPLEMENT DATED OCTOBER 20, 2014 TO THE CURRENT PROSPECTUS FOR THE STRUCTURED INVESTMENT OPTION

This Supplement modifies certain information in the above-referenced current prospectus (the “Prospectus”). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms and section headings we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

The purpose of this Supplement is to provide you with information regarding the addition of new Segment Types to your contract that are tied to the performance of the Russell® 2000 Price Return Index and the MSCI EAFE Price Return Index.

Please note the following updates to the Prospectus, which will be effective as of October 20, 2014, subject to regulatory approval:

1.	The following Segment Types are added to the Prospectus:

Index	Segment Duration	Segment Buffer
Russell® 2000 Price Return Index	1 year	-10%
Russell® 2000 Price Return Index	3 year	-20%
Russell® 2000 Price Return Index	5 year	-20%
MSCI EAFE Price Return Index	1 year	-10%

Please note that these new Segment Types are not available in EQUI-VEST® VantageSM (NJACTS only) contracts.

2.	The second paragraph of the section “What is the Structured Investment Option” on page 1 of the Prospectus is replaced in its entirety with the following:

The Structured Investment Option permits you to invest in one or more Segments, each of which provides performance tied to the performance of a specified securities index (the “Index”), for set periods of one, three or five years. We may offer Segments with different durations and different indices in the future. The Structured Investment Option does not involve an investment in any underlying portfolio. Instead, it is an obligation of AXA Equitable. Unlike an index fund, the Structured Investment Option provides a return at maturity designed to provide protection against certain decreases in the Index in exchange for a limitation on participation in certain increases in the Index. The extent of the downside protection at maturity is the first 10% or 20% of loss depending on the Segment Buffer applicable to that Segment. There is a risk of a substantial loss of your principal because you agree to absorb all losses to the extent they exceed the protection provided by the Structured Investment Option at maturity. If you would like a guarantee of principal, we offer other investment options that provide such guarantees.

3.	The definitions of “Index,” “Segment Business Day,” “Segment Type” and “Structured Investment Option” in the “Definitions of Key Terms” section on page 5 of the Prospectus are replaced in their entirety with the following:

Index — An Index used to determine the Segment Rate of Return for a Segment. We currently offer Segment Types based on the performance of the S&P 500 Price Return Index, the Russell® 2000 Price Return Index and the MSCI EAFE Price Return Index. In the future, we may offer Segment Types based on other indices.

Segment Business Day — A business day that all indices underlying Segments available for similar investment options available under all our variable annuity contracts are scheduled to be open and to publish prices. A scheduled holiday for any one index disqualifies that day from being scheduled as a Segment Business Day for all Segments. We use Segment Business Days in this manner so that, based on published holiday schedules, we mature all Segments on the same day and start all new Segments on a subsequent day.

To obtain currently scheduled Segment Start Dates and Segment Maturity Dates, please see the following websites:

•	For EQUI-VEST® Series 201 contracts, please see www.axa-equitable.com/equivest201sio.

•	For EQUI-VEST® Strategies Series 900 contracts, please see www.axa-equitable.com/equivest900sio.

•	For EQUI-VEST® Strategies Series 901 contracts, please see www.axa-equitable.com/equivest901sio.

•	For EQUI-VEST® VantageSM Additional Contributions Tax-Sheltered (ACTS) Program — New Jersey Department of Higher Education certificates, please see www.axa-equitable.com/nj.

This design, among other things, facilitates the roll over of maturing Segment Investments into new Segments. It is possible that due to emergency conditions, an Index cannot provide a price on a day that was scheduled to be a Segment Business Day. If the NYSE experiences an emergency close and cannot publish any prices, we cannot mature or start any Segments.

IM
SIO-NB/IF SAR Mail	Catalog No. #764622

Segment Type — Comprises all Segments having the same Index, Segment Duration, and Segment Buffer. Each Segment Type has a corresponding Segment Holding Account.

Structured Investment Option — An investment option that permits you to invest in various Segments, each tied to the performance of an Index, and participate in the performance of the Index.

4.	The “Structured Investment Option” sub-section in the “Structured Investment Option at a glance – key features” section on page 7 of the Prospectus is replaced in its entirety with the following:

See “Definition of key terms” on the prior page and “Description of the Structured Investment Option” later in this Prospectus for more detailed explanations of terms associated with the Structured Investment Option.

•	Seven Segment Types with Segment Durations of one, three and five years.

•

Investments in Segments are not investments in underlying mutual funds; Segments are not “index funds.” A Segment Type offers an opportunity to invest in a Segment that is tied to the performance of an Index. You participate in the performance of an Index by investing in a Segment. You do not participate in the investment results of any assets we hold in relation to a Segment. We hold assets in a “non-unitized” separate account we have established under the New York Insurance Law to support our obligations under the Structured Investment Option. We calculate the results of an investment in a Segment pursuant to one or more formulas described later in this Prospectus. Depending upon the performance of the Index, you could lose money by investing in one or more Segments.

•

The Index is used to determine the Segment Rate of Return for a Segment. We currently offer Segment Types based on the performance of the S&P 500 Price Return Index, the Russell® 2000 Price Return Index, and the MSCI EAFE Price Return Index. In the future, we may offer Segment Types based on other indices.

•	The Segment Return Amount (which equals the Segment Investment multiplied by the Segment Rate of Return) will only be applied on the Segment Maturity Date.

•

The Segment Rate of Return could be positive, zero, or negative. There is a risk of a substantial loss of your principal because you agree to absorb all losses to the extent they exceed the applicable Segment Buffer.

•

On any date prior to maturity, we calculate the Segment Interim Value for each Segment as described in “Appendix I — Segment Interim Value”. This amount may be less than the amount invested and may be less than the amount you would receive had you held the investment until maturity. The Segment Interim Value will generally be negatively affected by increases in the expected volatility of index prices, interest rate increases, and by poor market performance. All other factors being equal, the Segment Interim Value would be lower the earlier a withdrawal or surrender is made during a Segment. Also, participation in upside performance for early withdrawals is pro-rated based on the period those amounts were invested in a Segment. This means you participate to a lesser extent in upside performance the earlier you take a withdrawal.

•	Both the Performance Cap Rate and the Segment Buffer are rates of return from the Segment Start Date to the Segment Maturity Date.

•	The highest level of protection on a Segment Maturity Date is the -20% Segment Buffer and the lowest level of protection is the -10% Segment Buffer.

•

This option generally offers greater upside potential, but less downside protection, than fixed indexed annuities, both prior to and at maturity. Fixed index annuities, which are not offered under this Prospectus, generally provide index-linked returns up to a specified maximum crediting rate as well as a guaranteed minimum return.

•	Total account value of $1,000 must be accumulated in the Segment Holding Account before it can be swept into a Segment.

•	Contributions or amounts accumulated in other investment options can be allocated to the Segment Holding Account.

•	Your entire account value can be allocated to the Structured Investment Option.

•	We reserve the right to suspend or terminate contributions and/or transfers into the Segment Holding Account.

5.	The “Structured Investment Option” sub-section in the “Description of the structured investment option” section on page 10 of the Prospectus is replaced in its entirety with the following:

Structured Investment Option

The Structured Investment Option consists of Segment Types which provide a rate of return tied to the performance of an Index. Each month, you have the opportunity to invest in a Segment, subject to the requirements, limitations and procedures disclosed in this section. Investments in Segments are not investments in underlying mutual funds; Segments are not “index funds.”

Segment Holding Account — an account that holds all contributions and transfers allocated to a Segment Type pending investment in a Segment. The Segment Holding Account is part of the EQ/Money Market variable investment option.

Segment Start Date — the Segment Business Day on which a new Segment is established. This is generally the second Segment Business Day occurring after the 13th of each month.

Segment Investment — the amount transferred to a Segment on its Segment Start Date, as adjusted for any withdrawals and charges from that Segment.

Segment Type

We currently offer seven Segment Types. We intend to offer a Segment each month, on the Segment Start Date. We are not obligated to offer any one particular Segment Type. Also, we are not obligated to offer any Segment Type. A Segment Type refers to Segments that have the same Index, Segment Duration, and Segment Buffer. A Segment Type has a corresponding Segment Holding Account. Please refer to the “Definitions of key terms” section earlier in this Prospectus for a discussion of these terms.

Segment Business Day — a business day that all indices underlying Segments available for similar investment options available under all our variable annuity contracts are scheduled to be open and to publish prices. A scheduled holiday for any one index disqualifies that day from being scheduled as a Segment Business Day for all Segments. We use Segment Business Days in this manner so that, based on published holiday schedules, we mature all Segments on the same day and start all new Segments on a subsequent day.

To obtain currently scheduled Segment Start Dates and Segment Maturity Dates, please see the following websites:

•	For EQUI-VEST® Series 201 contracts, please see www.axa-equitable.com/equivest201sio.

•	For EQUI-VEST® Strategies Series 900 contracts, please see www.axa-equitable.com/equivest900sio.

•	For EQUI-VEST® Strategies Series 901 contracts, please see www.axa-equitable.com/equivest901sio.

•	For EQUI-VEST VantageSM contracts, please see www.axa-equitable.com/nj.

This design, among other things, facilitates the roll over of maturing Segment Investments into new Segments. It is possible that due to emergency conditions, an Index cannot provide a price on a day that was scheduled to be a Segment Business Day. If the NYSE experiences an emergency close and cannot publish any prices, we cannot mature or start any Segments.

Segment Duration — the period from the Segment Start Date to the Segment Maturity Date. We currently offer Segment Durations of one year, three years and five years.

Segment Buffer — the portion of any negative Index Performance Rate that we absorb on a Segment Maturity Date for a particular Segment. Any percentage decline in a Segment’s Index Performance Rate in excess of the Segment Buffer reduces your Segment Maturity Value. We currently offer Segment Buffers of -10% and -20%.

The following Segment Types are currently available:

Index	Segment Duration	Segment Buffer
S&P 500 Price Return Index	1 year	-10%
S&P 500 Price Return Index	3 year	-20%
S&P 500 Price Return Index	5 year	-20%
Russell® 2000 Price Return Index	1 year	-10%
Russell® 2000 Price Return Index	3 year	-20%
Russell® 2000 Price Return Index	5 year	-20%
MSCI EAFE Price Return Index	1 year	-10%

At maturity, the highest level of protection is the -20% Segment Buffer and the lowest level of protection is the -10% Segment Buffer.

The Indices are described in more detail below, under the heading “Indices.”

Each Segment has a Performance Cap Rate that we set on the Segment Start Date. See “Performance Cap Rate” below.

For example, a Segment could be S&P 500 Price Return Index/ 1 year/-10%/September 2015 with a 20% Performance Cap Rate declared on the Segment Start Date. This means that you will participate in the performance of the S&P 500 Price Return Index for one year starting from the September 2014 Segment Start Date. If the Index performs positively during this period, your rate of return at maturity could be as much as 20% for that Segment Duration. If the Index performs negatively during this period, at maturity you will be protected from the first 10% of the Index’s decline. If the Index performance is between -10% and 0%, your Segment Return Amount at maturity will equal your Segment Investment.

Performance Cap Rate — the highest Segment Rate of Return that can be credited on a Segment Maturity Date.

Index Performance Rate — for a Segment, the percentage change in the value of the Index from the Segment Start Date to the Segment Maturity Date. The Index Performance Rate may be positive or negative.

Performance Cap Threshold — the minimum rate you may specify as a participation requirement that the Performance Cap Rate for a new Segment must equal or exceed in order for amounts to be transferred from the Segment Holding Account into a new Segment.

Both the Performance Cap Rate and the Segment Buffer are rates of return from the Segment Start Date to the Segment Maturity Date. The performance of the Index, the Performance Cap Rate and the Segment Buffer are all measured from the Segment Start Date to the Segment Maturity Date, and the Performance Cap Rate and Segment Buffer apply if you hold the Segment until the Segment Maturity Date. If you surrender or cancel your EQUI-VEST® contract, die or make a withdrawal from a Segment before the Segment Maturity Date, the Segment Buffer will not necessarily apply to the extent it would on the Segment Maturity Date, and any upside performance will be limited to a percentage lower than the Performance Cap Rate. Please see “Your account value in the Structured Investment Option” later in this section. A partial withdrawal from a Segment does not affect the Performance Cap Rate and Segment Buffer that apply to any remaining amounts that are held in the Segment through the Segment Maturity Date.

We reserve the right to offer any or all Segment Types less frequently than monthly or to stop offering any or all of them or to suspend offering any or all of them temporarily. Please see “Suspension, termination and changes to the Segment Type and Index” later in this section. We may also add different Segment Types in the future.

You may not have more than 12 active Segments in addition to the Segment Holding Account.

6.	The “Index” sub-section in the “Description of the Structured Investment Option” section on page 11 of the Prospectus is replaced in its entirety with the following:

Indices

Each Segment Type references an Index that determines the performance of its associated Segments. We currently offer Segment Types based on the performance of the S&P 500 Price Return Index, the Russell® 2000 Price Return Index and the MSCI EAFE Price Return Index. Throughout this Prospectus, we refer to these indices using the term “Index” or, collectively, “Indices.”

Please note that each Index is a price return index, which means that changes in the value of the Index are determined solely by changes in the price of each security included in the Index. By contrast, a total return index also includes the value of all dividends, interest, rights offerings or other distributions associated with each security included in the index. For example, the value of the S&P 500 Total Return Index incorporates dividends and other distributions by assuming that they are reinvested in the entire index.

S&P 500 Price Return Index. The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

Russell 2000® Price Return Index. The Russell 2000® Price Return Index was established by Russell Investments. The Russell 2000® Price Return Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Price Return Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current index membership. The Russell 2000® Price Return Index does not include dividends declared by any of the companies included in this Index.

MSCI EAFE Price Return Index. The MSCI EAFE Price Return Index was established by MSCI. The MSCI EAFE Price Return Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the US and Canada. As of the date of this Prospectus the MSCI EAFE Price Return Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. The MSCI EAFE Price Return Index does not include dividends declared by any of the companies included in this Index.

Please see Appendix II later in this Prospectus for important information regarding the publishers of the Indices.

7.	The following disclosure is added to the end of Appendix II to the Prospectus:

Frank Russell Company requires that the following disclosure be included in this Prospectus:

The Structured Investment Option is not sponsored, endorsed, sold or promoted by Frank Russell Company (“Russell”). Russell makes no representation or warranty, express or implied, to the owners of the Structured Investment Option or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly or the ability of the Russell 2000® Price Return Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Price Return Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Price Return Index is based. Russell’s only relationship to AXA Equitable is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Price Return Index which is determined, composed and calculated by Russell without regard to AXA Equitable or the Structured Investment Option. Russell is not responsible for and has not reviewed the Structured Investment Option nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Structured Investment Option. Russell has no obligation or liability in connection with the administration, marketing or trading of the Structured Investment Option.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY AXA EQUITABLE, INVESTORS, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® PRICE RETURN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

MSCI Inc. requires that the following disclosure be included in this Prospectus:

THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY AXA EQUITABLE. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT. ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this security without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

Distributed by affiliate AXA Advisors, LLC, and for certain contracts co-distributed by affiliate AXA Distributors, LLC,

1290 Avenue of the Americas, New York, NY 10104.

Copyright 2014 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

212-554-1234

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